Applied Visual Sciences, Inc.

250 Exchange Place, Suite H

Herndon, Virginia 20170

July 28, 2010

Via Fax: 202-772-9210

Ms. Laura Veator

Staff Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Applied Visual Sciences, Inc. (formerly, Guardian Technologies International, Inc.)
Form 10-K for the Fiscal Year Ended December 31, 2009, Filed April 2, 2010
(File No. 000-28238)

Dear Mr. Krikorian:

This will acknowledge receipt of your letter of comment, dated July 7, 2010 (“letter of comment”) regarding Applied Visual Sciences, Inc.’s (formerly, Guardian Technologies International, Inc.) (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2009.  In response thereto, we have set forth below responses to the comments raised by the staff of the Securities and Exchange Commission in the letter of comment. The numbered responses set forth below correspond to the numbered paragraphs in the letter of comment. For your convenience, we have set forth each such staff comment in full.

Form 10-K for the Fiscal Year Ended December 31, 2009

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2 Significant Accounting Policies

Convertible Instruments

1.

We note that you disclose in note 2 that the number of additional shares potentially issuable under your derivative and warrant liabilities was determinable as of the final milestone reset date on May 20, 2008, and therefore, the derivative and warrant liabilities were reclassified as stockholders’ equity.  However, we note that you disclosure in note 5 that you have a liability relating to your embedded conversion feature of $1.6 million as of December 31, 2008.  Please tell us why the liability relating to your embedded conversion feature of your debentures was not reclassified to permanent equity on May 20, 2008 upon the final milestone reset date.  In this regard, ensure that your disclosure clearly identifies the conditions that support your current presentation.

Response: Under Note 2, the Company stated that “The number of additional shares potentially issuable under the derivative [i.e., the Series A convertible debentures issued November 8, 2006 and April 12, 2007] and warrant liabilities [i.e., the fair value of the November 8, 2006 outstanding warrants and subsequent warrants issued through May 20, 2008] was determinable as of the final milestone reset date on May 20, 2008, and, therefore, the derivative [i.e., the beneficial conversion feature of outstanding warrants issued on November 8, 2006 through May 20, 2008] and warrant liabilities were reclassified as stockholders’ equity.” That is to say that the warrant liabilities and their related beneficial conversion feature became equity once the Company was able to determine it had sufficient shares available to net share settle the warrants.  The convertible debentures and their related beneficial conversion feature remain as liabilities since the outstanding debentures are net cash settlement.

On a prospective basis commencing with the Company’s Form 10-Q for the period ended June 30, 2010, the Company will replace the above-referenced disclosure with the following disclosure: “The number of additional shares potentially issuable under the November 8, 2006 outstanding convertible debentures and related outstanding warrants, and other subsequent warrants issued, was determinable as of the debentures’ final milestone reset date on May 20, 2008, and, therefore, the outstanding fair value of the warrants issued to the debenture holders, other subsequent warrants issued through May 20, 2008, and the warrants’ related beneficial conversion feature were reclassified as stockholders’ equity in accordance with currently effective generally accepted accounting principles.”

Also, on a prospective basis commencing with the Company’s Form 10-Q for the period ended June 30, 2010, the Company will change the disclosure in Note 5. Fair Value Measurement, Footnote 2 to read as follows: “Represents the conversion feature of outstanding convertible debentures issued November 8, 2006 and April 12, 2007.  The fair value of the conversion feature since May 20, 2008, the final milestone reset date of the debentures, was determined using market quotation.”

Note 6 Stockholders’ Equity (Deficit)

Issuance of Common Stock and Related Common Stock Warrants

2.

We note your disclosure in note 6 that shares issued pursuant to your private placements contain customary anti-dilution provisions.  We also note your disclosure in note 4 that as a result of your June 2009 financing, the conversion price of your Series A debentures and the exercise price of your Series D warrants were adjusted under anti-dilution provisions, and the number of shares underlying the Series D warrants was increased.  Please tell us how you have considered the provisions of ASC 815-40 in determining how to classify and measure the warrants issued in connection with your private placements and debentures in your financial statements.  Your response should include a description of the anti-dilution terms of these instruments and the consideration you gave to provisions of ASC-815-40-20, which define standard anti dilution provisions as only those that result in adjustments to the conversion ratio in the event of an equity restructuring (e.g. a stock dividend, stock split or spinoff).

Response: The warrants issued in the Company’s private placements (other than to holders of our convertible debentures or to the placement agent in connection with such offering) contained anti-dilution adjustment provisions in the event of equity restructurings. Section 7. of our private placement warrant agreements (Anti-Dilution Adjustment Provisions) provides, in pertinent part, that.

(a) “In case the Company shall issue shares of Common Stock as a dividend upon shares of Common Stock or in payment of a dividend thereon, or shall subdivide the number of outstanding shares of its Common Stock into a greater number of shares or shall contract the number of outstanding shares of its Common Stock into a lesser number of shares, the Exercise Price then in effect shall be adjusted, effective at the close of business on the record date for the determination of stockholders entitled to receive the same, to the price (computed to the nearest cent) determined by dividing (i) the product obtained by multiplying the Exercise Price in effect immediately prior to the close of business on such record date by the number of shares of Common Stock outstanding prior to such dividend, subdivision or contraction, by (ii) the number of shares of Common Stock outstanding immediately after such dividend, subdivision, or contraction.”

(b) “If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with or into another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provision shall be made whereby the Holder shall thereafter have the right to purchase and receive upon the basis and upon the terms and conditions specified in this Warrant Agreement and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented by this Warrant Agreement, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of outstanding shares of such Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented by this Warrant Agreement had such reorganization, reclassification, consolidation, merger or sale not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of the Holder to the end that the provisions of this Warrant Agreement (including, without limitation, provisions for adjustment of the Exercise Price and of the number of shares of Common Stock or other securities issuable upon the exercise of this Warrant) shall thereafter be applicable as nearly as may be practicable in relation to any shares of stock, securities, or assets thereafter deliverable upon exercise of this Warrant. ...”

(c) “Upon each adjustment of the Exercise Price pursuant hereto, the number of shares of Common Stock specified in this Warrant shall thereupon evidence the right to purchase that number of shares of Common Stock (calculated to the nearest hundredth of a share of Common Stock) obtained by multiplying the Exercise Price in effect immediately prior to such adjustment by the number of shares of Common Stock purchasable immediately prior to such adjustment upon exercise of this Warrant and dividing the product so obtained by the Exercise Price in effect after such adjustment.”

We believe that such private placement warrants are deemed to contain customary anti-dilution provisions, such as for stock dividends, subdivisions and the like, but do not provide for adjustments to the exercise price or number of warrants issuable upon exercise thereof in the event of a subsequent equity sale at a price below the then exercise price of such warrants and are within the meaning of ASC 815-40-20, Standard Antidilution Provisions.  Accordingly, warrants issued in the Company’s private placements are measured at fair value using the Black-Scholes model as of the date of the investment since the private placement is net share settled.

The warrants issued to holders of the Company’s Series A convertible debentures contained anti-dilution adjustment provisions in the event of equity restructurings, including for stock dividends, subdivisions and the like, but also include an adjustment provision in the event of subsequent equity sales. Section 3(b) of our Series D warrant agreement (subsequent equity sales) provides, in pertinent part, that.

“Subsequent Equity Sales. If the Company or any Subsidiary thereof, as applicable, at any time while this Warrant is outstanding, shall sell or grant any option to purchase, or sell or grant any right to reprice its securities, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any Common Stock or Common Stock Equivalents entitling any person to acquire shares of Common Stock, at an effective price per share less than the then Exercise Price (such lower price, the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”) (if the holder of the Common Stock or Common Stock Equivalents so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversions, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share which is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance), then the Exercise Price shall be reduced and only reduced to equal the Base Share Price and the number of Warrant Shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price prior to the adjustment. Such adjustment shall be made whenever such Common Stock or Common Stock Equivalents are issued. Notwithstanding the foregoing, no adjustments shall be made, paid or issued under this Section 3(b) in respect to Exempt Issuance. …”

The Company considered the June 2009 financing, in which shares of common stock and common stock purchase warrants had been issued at a price (or at an exercise price) that was below the then current exercise price of the outstanding Series D warrants previously issued to the debenture holders, to be an anti-dilutive transaction under ASC 815-40-20, Standard Antidilution Provisions, whereby the June 2009 financing resulted in an adjustment to (a) the exercise price of the debenture holders’ warrants and (b) the number of warrants held by such debenture holders, and therefore an adjustment to the calculation in order to maintain the same aggregate value of the conversion right of the warrants. The debenture warrants are the only warrant instruments that contain an anti-dilution adjustment provision that is triggered in the event of a subsequent equity sale at a price or at an exercise or conversion price below the then exercise price of the debenture warrants. The Company also considered the guidance in ASC 815-40-15-7C, whereby the settlement amount for the dilutive impact of the reset to the exercise price and the number of shares issuable are in an effort to compensate the Series D warrant holders in order to maintain a fixed amount, and therefore indexed to the Company’s stock. The Company also considers ASC 815-40-55-42, whereby the occurrence of a specified dilutive event, such as the Subsequent Equity Sales provision of the Series D warrant, that causes the share price and also the number of shares to be issued, is in an effort to offset the dilutive nature of the June 2009 financing. Also, as provided by ASC 815-40-25-1(b), since the debenture holders’ outstanding and additional warrants continued to be net share settled, the Company treated the issuance of the additional warrants to the debenture holders as an equity transaction, measured at fair value using the Black-Scholes model as of the date of the event that caused the anti-dilution event.

* * *

In connection with the responses provided, we acknowledge that (1) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (2) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any question regarding the foregoing, please feel free to contact the undersigned at (703) 464-5495, extension 143.

Respectfully submitted,

/s/ Gregory E Hare

Gregory E. Hare

Chief Financial Officer

cc:

Mr. Stephen Krikorian, Accounting Branch Chief, SEC